SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1933




                              AVIATION GROUP, INC.
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             (Exact name of registrant as specified in its charter)

           TEXAS                          O-10124                75-2631373
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(State or other jurisdiction of    (Commission File Number)    (IRS Employer
incorporation or organization)                               Identification No.)



700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
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(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code  (214) 922-8100.

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The  following  notice will be published in the December 2 and 9, 2000 issues of the Financial Post, Canada:

NOTICE IS HEREBY GIVEN that Travelbyus.com Ltd. ("Travelbyus") and Aviation Group, Inc. are proposing an arrangement pursuant to the provisions of the Business Corporations Act (Ontario) and that holders of securities (including convertible securities, warrants and options) and creditors of Travelbyus may appear and be heard at the hearing scheduled before a judge presiding over the Commercial List on Wednesday, December 27, 2000 at 10:00 a.m. at 393 University Avenue, Toronto, Ontario, if they comply with the requirements set out in the notice of application with respect to such hearing and an interim Order of the court, copies of which are attached as exhibits to a management information circular (Form S-4, Registration Statement) delivered to the shareholders of Travelbyus with respect to a meeting of its shareholders to be held on December 20, 2000 by giving Notice of Intention to Appear to the applicant's counsel, Cassels Brock & Blackwell LLP, and filing materials with the court no later than 5 days prior to the hearing. Copies of the management information circular and proxy statement (Form S-4, Registration Statement) prepared in connection with such meeting may be obtained from the transfer agent of Travelbyus at Montreal Trust Company of Canada, 100 University Avenue, Toronto, Ontario M5J 2Y1.